Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Transaction Increasing Cameco’s Ownership Stake in Cigar Lake Closes

Saskatoon, Saskatchewan, Canada, May 19, 2022    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced that the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the Cigar Lake Joint Venture by Cameco and Orano Canada Inc. (Orano) closed today.

Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction, while Orano’s interest is 40.453%, an increase of 3.353 percentage points from its previous share. TEPCO Resources Inc. retains the remaining 5% interest in the property.

For more information regarding this transaction, please see Cameco’s May 10, 2022 news release announcing the acquisition.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:

Leah Hipperson

306-385-5524

leah_hipperson@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com